Exhibit 99.1

Press Release

Eltek Reports That It Has Resumed Making Deliveries to Its Customers

Petach-Tikva, Israel, June 30, 2022 Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, reported  today that it has resumed making deliveries to its customers after a fire in one of the production rooms in the Company's plant in Petach-Tikva. The Company is utilizing an alternative production line to complete its production process while continuing its efforts to complete the repair of the damaged production line. The Company is in communication with its customers in order to prioritize deliveries and avoid critical delays.

The Company is also in contact with its insurance company with respect to the compensation to be paid for the damages caused by the fire.

About Eltek

Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Forward Looking Statement

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding its production of printed circuit boards,  expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-9395023